Exhibit 4.1

                           ELITE PHARMACEUTICALS, INC.


                                 AMENDMENT NO. 1
                                       TO
                             2004 STOCK OPTION PLAN


Section 2 of the 2004 Stock Option Plan of Elite Pharmaceuticals, Inc is hereby amended to read as follow:


"2.      SHARES SUBJECT TO PLAN.

         Options may be granted to purchase up to Four Million (4,000,000) shares of the common stock, par value $0.01 per share (the "COMMON STOCK") of the Company. Of the Options to purchase up to Four Million (4,000,000) Shares, Options to purchase up to Four Hundred Three Thousand Fifty (403,050) shares shall be initially reserved for grant of options to holders of options outstanding on the effectiveness of this Plan (June 22, 2004) of a like amount at the discretion of the Board or Committee subject to such holder's surrender of his/her outstanding options."